UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Conduit Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

20678X106

(CUSIP Number)

Andrew Regan

Corvus Capital Ltd.

Floor 2, Willow House, Cricket Square

P.O. Box 709

Grand Cayman KY1-1107, Cayman Islands

Telephone: 44 7766 766766

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

(1)	NAME OF REPORTING PERSON

Corvus Capital Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 30,048,454
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 30,048,454

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 30,048,454
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.30%
(14)	TYPE OF REPORTING PERSON CO

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

(1)	NAME OF REPORTING PERSON

Andrew Regan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 66,650
	(8)	SHARED VOTING POWER 30,226,081
	(9)	SOLE DISPOSITIVE POWER 66,650
	(10)	SHARED DISPOSITIVE POWER 30,226,081

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 30,292,731
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.56%
(14)	TYPE OF REPORTING PERSON IN

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

(1)	NAME OF REPORTING PERSON

Algo Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 177,627
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 177,627

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 177,627
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
(14)	TYPE OF REPORTING PERSON CO

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

This Amendment No. 1 to Schedule 13D (this “Amendment”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Conduit Pharmaceuticals Inc., a Delaware corporation formerly known as Murphy Canyon Acquisition Corp. (the “Issuer”), amends and supplements the Schedule 13D (the “Original Schedule 13D”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on September 29, 2023 (together, the “Schedule 13D”).

Except as specifically amended below, all other provisions of the Original Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Original Schedule 13D is not being amended by this Amendment.

Item 2.	Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Original Schedule 13D is not being amended by this Amendment.

Item 3.	Source or Amount of Funds or Other Consideration.

The information contained in “Item 3. Source or Amount of Funds or Other Consideration.” of the Original Schedule 13D is not being amended by this Amendment.

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction.” of the Schedule 13D is being amended and restated by this Amendment as follows:

The Reporting Persons acquired the Common Stock in connection with the Merger contemplated by the Merger Agreement for investment purposes. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

In September 2023, in connection with the Merger, Corvus and Algo entered into a participation and inducement agreement (the “Inducement Agreement”) with a third party investor in the Issuer, whereby Corvus and Algo agreed to provide certain payments to such investor in the event Corvus and Algo sold or pledged in a debt transaction any of the shares it was receiving in the Merger. In certain circumstances, such investor may have a right to cause Corvus to transfer certain of its shares to such investor.

On March 26, 2024, Algo pledged (such pledge, the “Algo Pledge”) 14,378,695 shares of Common Stock directly owned by it, which constituted all of the shares of Common Stock held in its margin account at RBC Capital Markets, LLC (“RBC”), to RBC as collateral for a loan, pursuant to that certain Control and Restricted Loan Agreement, dated March 26, 2024, by and between Algo and RBC (the “Loan Agreement”). The loan proceeds were used to pay a portion of certain amounts owed by Corvus and Algo to the third party investor pursuant to the Inducement Agreement.

On June 14, 2024, Corvus transferred 1,100,000 shares of Common Stock directly owned by it to Algo for no consideration, pursuant to that certain Securities Transfer Request dated June 13, 2024 (the “Transfer Request” and such transfer, the “Corvus Transfer”).

On June 24, 2024, Corvus entered into a Guaranty of Account with RBC (the “Guaranty of Account”) to guarantee Algo’s remaining obligations under the Loan Agreement and in connection therewith pledged 30,048,454 shares of Common Stock directly owned by it, which constituted all of the shares of Common Stock held in Corvus’s margin account at RBC, to RBC (such pledge, the “Corvus Pledge”).

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

From July 3, 2024 to July 17, 2024, RBC sold a total of 15,301,068 shares of Common Stock from Algo’s account at RBC pursuant to the terms and conditions of the Loan Agreement, as detailed on Schedule A attached hereto.

The foregoing descriptions of the Loan Agreement, the Transfer Request and the Guaranty of Account do not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, the Transfer Request and the Guaranty of Account, which are filed as Exhibits 8, 9 and 10, respectively, to this Amendment and incorporated herein by reference.

Dr. Regan serves as a director on the Issuer’s board of directors. Accordingly, Dr. Regan may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)	The percentage ownership of shares of Common Stock set forth in this Amendment is based upon 96,004,699 shares of Common Stock outstanding as of September 4, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the Commission on September 4, 2024.

Corvus beneficially owns 30,048,454 shares of Common Stock, including 177,627 shares of Common Stock owned directly by Algo, its wholly-owned subsidiary, which represents approximately 31.30% of the issued and outstanding shares of Common Stock as of August 12, 2024.

Dr. Regan beneficially owns 30,226,081 shares of Common Stock, including 30,048,454 shares of Common Stock owned directly by Corvus and 177,627 shares of Common Stock owned directly by Algo, which represents approximately 31.56% of the issued and outstanding shares of Common Stock as of August 12, 2024. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus and Algo is a wholly-owned subsidiary of Corvus. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus and Algo. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

Algo beneficially owns 177,627 shares of Common Stock, which represents approximately 0.19% of the issued and outstanding shares of Common Stock as of August 12, 2024.

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

Corvus

Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	30,048,454
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	30,048,454

Dr. Regan

Sole power to vote or to direct the vote:	66,650
Shared power to vote or to direct the vote:	30,226,081
Sole power to dispose or to direct the disposition of:	66,650
Shared power to dispose or to direct the disposition of:	30,226,081

Algo

Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	177,627
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	177,627

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.

(c)	Except as set forth in Item 4 of this Amendment, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the date of filing this Amendment.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” of the Original Schedule 13D is being amended by this Amendment to add the following:

The disclosure in Item 4 hereof with respect to the Loan Agreement, the Transfer Request and the Guaranty of Account are incorporated herein by reference.

On July 31, 2024, Corvus pledged 30,048,454 shares of Common Stock directly owned by it, which constitutes all of the shares of Common Stock held in its margin account at RBC to Nirland Limited, pursuant to that certain Pledged Account Agreement, dated July 31, 2024, by and between Corvus and RBC (the “Corvus Pledge Agreement”). The foregoing description of the Corvus Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Corvus Pledge Agreement, which is filed as Exhibit 11 to this Amendment and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

“Item 7. Material to be filed as Exhibits.” of the Original Schedule 13D is being amended by this Amendment No. 7 to add the following exhibits:

8.	Control and Restricted Loan Agreement, dated March 26, 2024, by and between Algo Holdings, Inc. and RBC Capital Markets, LLC (filed herewith).

9.	Securities Transfer Request, dated June 13, 2024, by Corvus Capital Limited (filed herewith).

10.	Guaranty of Account, dated June 24, 2024, by and between Corvus Capital Limited and RBC Capital Markets, LLC (filed herewith).

11.	Pledged Account Agreement, dated July 22, 2024, by and between Corvus Capital Limited and RBC Capital Markets, LLC (filed herewith).

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 19, 2024

Corvus Capital Ltd.

	By:	/s/ Andrew Regan
Andrew Regan
Chief Executive Officer

Date: September 19, 2024

Algo Holdings, Inc.

	By:	/s/ Alexander Lambert
Alexander Lambert
Director

Date: September 19, 2024

Andrew Regan

/s/ Andrew Regan

CUSIP NO. 20678X106	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These shares of Common Stock were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

06/14/2024	1,100,000(1)	0(1)	-
07/03/2024	(1,000)	0.64	-
07/08/2024	(35,923)	0.510	-
07/09/2024	(77,681)	0.4358	0.426-0.452
07/10/2024	(150,000)	0.3338	0.307-0.371
07/11/2024	(582,952)	0.2972	0.290-0.307
07/11/2024	(300,000)	0.29	0.279-0.307
07/12/2024	(1,389,820)	0.2471	0.266-0.303
07/15/2024	(1,005,200)	0.2471	0.223-0.276
07/16/2024	(10,244,392)	0.3169	0.247-0.405
07/17/2024	(1,514,100)	0.2583	0.255-0.265

(1) On June 14, 2024, Corvus transferred 1,100,000 shares of Common Stock to Algo for no consideration, pursuant to that certain Securities Transfer Request dated June 13, 2024.